Exhibit 99.1

3SBio Inc.
Announces Extraordinary General Meeting of Shareholders

SHENYANG, CHINA – May 2, 2013 – 3SBio Inc. (NASDAQ: SSRX) (“3SBio” or the “Company”), a leading China-based biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, today announced that its extraordinary general meeting of shareholders (the “EGM”) that was previously adjourned on April 25, 2013 will be held on May 24, 2013, at 10:00am, Beijing time, at the Company’s offices located at 15/A-D, Huaxin International Tower, No. 219, Qingnian Ave., Shenhe District, Shenyang 110016, People’s Republic of China. At the EGM, shareholders will consider and vote on the proposal to authorize and approve the previously announced agreement and plan of merger dated February 8, 2013, among Decade Sunshine Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Decade Sunshine Merger Sub, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of Parent (“Merger Sub”), and the Company, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of April 24, 2013 (the “Amended Merger Agreement”), pursuant to which Merger Sub will be merged with and into the Company, with the Company surviving the merger as a wholly-owned subsidiary of Parent (the “Merger”). If completed, the Merger would result in the Company becoming a privately-held company and its American Depository Shares (“ADSs”) would no longer be listed on the NASDAQ Global Market. The Company’s Board of Directors, acting upon the unanimous recommendation of an independent committee formed by the Board of Directors, approved the Amended Merger Agreement and the Merger and resolved to recommend that the Company’s shareholders vote to authorize and approve the Amended Merger Agreement and the Merger.

The record dates for the EGM have not been changed. As a result, our shareholders of record as of the close of business in the Cayman Islands on April 12, 2013 will remain entitled to vote at the EGM, and the record date for our ADS holders entitled to instruct JPMorgan Chase Bank, N.A., the ADS depositary, to vote the shares represented by the ADSs remains the close of business in New York City on March 25, 2013. Shareholders and ADS holders who have previously submitted their proxy or ADS voting instruction card, and who do not want to change their vote, need not take any action and your proxy or ADS voting instruction card will be counted according to your previous vote or instructions. Shareholders and ADS holders who have previously submitted their proxy or ADS voting instruction card and who want to change their vote should follow the instructions that will be included in the updated proxy materials to be mailed to our shareholders and ADS holders.

Additional information regarding the EGM and the Amended Merger Agreement can be found in the Transaction Statement on Schedule 13E-3, as amended, and the proxy statement and proxy statement supplement attached as Exhibits (a)-(1) and (a)(16) thereto, filed with the Securities and Exchange Commission (the “SEC”), which can be obtained from the SEC’s website (http://www.sec.gov).

SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement, proxy statement supplement or other filings that have been or will be made with the SEC.

About 3SBio Inc.

3SBio is a leading, fully integrated, profitable biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products primarily in China. Its focus is on addressing large markets with significant unmet medical needs in nephrology, oncology, supportive cancer care, inflammation and infectious diseases. With headquarters and GMP-certified manufacturing facilities in Shenyang, PRC, 3SBio employs over 800 people. Shares trade in the form of ADSs on the NASDAQ Global Market under the ticker symbol “SSRX”. Please see www.3SBio.com for more information.

Safe Harbor Statement

This press release and related Company disclosures may include certain statements that are not descriptions of historical facts, but are forward-looking statements. Such statements include, among others, those concerning expected benefits and costs of the proposed transaction; management plans relating to the transaction; the expected timing of various aspects of the transaction; the parties’ ability to complete the transaction considering the various closing conditions, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “anticipate,” “proposed,” “will,” “intend,” “may,” “believes,” “expects” or similar expressions. Such information is based upon expectations of the Company that were reasonable when made. Risks and uncertainties that may cause actual outcome to differ from the forward-looking statements may include: whether sufficient number of shareholders will view the terms favorably, and vote to approve this transaction; whether Parent will secure and receive full financing; whether all the closing conditions and other terms of the transaction documents will be duly complied with or fulfilled; future business decisions of various parties, and other risks and uncertainties discussed in the documents filed or to be filed with the SEC by the Company, particularly the Transaction Statement on Schedule 13E-3 and exhibits thereto. These forward-looking statements reflect the Company’s expectations as of the time of this press release. The Company undertakes no ongoing obligation, other than that imposed by law, to update these statements.

For investor and media inquiries, please contact:

Bo Tan
Chief Financial Officer
3SBio Inc.
Tel: + 86 24 2581-1820
ir@3SBio.com

Tom Folinsbee
Director of Investor Relations
3SBio Inc.
Tel: + 852 8191-6991
ir@3SBio.com

For questions or assistance regarding voting of shares or completion of ADS voting instruction cards, please contact MacKenzie Partners, Inc., toll free at (800) 322-2885 or by collect call outside of North America at +1 (212) 929-5500 or by email at proxy@mackenziepartners.com.